Mail Stop 6010

April 10, 2007

Douglas Keller
Chief Financial Officer
Innovex, Inc.
5540 Pioneer Creek Drive
Maple Plain, MN 55359

> **Re: Innovex, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **Filed December 8, 2006**
> **File No. 000-13143**

Dear Mr. Keller:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant